December 7, 2004

MAIL STOP 0511

Arthur Spector
Chairman of the Board, Chief Executive Officer and President
Millstream II Acquisition Corporation
435 Devon Park Drive, Building 400
Wayne, Pennsylvania 19087

      Re:	Millstream II Acquisition Corporation
		Registration Statement on Form S-1
		Amendment 1 filed November 12, 2004
      File No. 333-119937


Dear Mr. Spector:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your reference to the term "Special Purpose Acquisition Company" or "SPAC" throughout this registration statement. We further note that the term SPAC was used by affiliates in previous registration statements but was defined as "Specific Purpose Acquisition Company." The staff at this time believes that there could be confusion in the use of the term SPAC in the current offering from earlier references to the term which had a different meaning. Further the staff is concerned that the use of the term special purpose acquisition company may be confusing to investors because the purpose of the company appears to be the same as most other blank check companies.


In order for the staff to further evaluate the use of the term SPAC in the current offering, please provide the following: 1) a historical chronology of the use of the term SPAC; 2) the last time it was used and its meaning at that time; 3) the previous definition of a specific purpose acquisition company; 4) the definition of a special purpose acquisition company; and 5) how the company has a "special purpose" that is distinct from the ordinary definition of a blank check company.

2. Prior to the effectiveness of the company`s registration statement, the staff requests that we be provided with a copy of the letter or call from the NASD that the NASD has no additional concerns.

3. Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

Prospectus Summary

4. We note the representation that the Special Purpose Acquisition Company "will be able to acquire an operating business in any industry which we believe has significant growth potential." (emphasis added). This disclosure appears to be promotional and vague. Consider revising the disclosure to note, for example, our search is not limited to a particular industry and our objective is to acquire an operating business which can market and distribute, on a worldwide basis, cost-effective and innovative products and has an existing revenue stream.

5. The staff is confused with the disclosure in the fourth paragraph that "we intend to focus on various industries where changes in industrial technology provide particular opportunities for growth."
(emphasis added).  Please clarify or delete.

6. In this section, you make several assertions regarding market conditions. Supplementally, please provide us with reasonable support for the following assertions and summarize the support later in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found. If the information is not readily available to the public, please file the third party`s consent to being named in the prospectus and to the summary contained in the disclosure.
* "Innovative industrial technologies have given small and medium-sized companies the ability not only to compete with larger organizations, but to leapfrog existing products, processes and services and establish new market leadership."
* "We believe that companies with these types of innovations obtain a competitive edge and the opportunity for rapid and sustainable growth."
* "Innovations of this nature occur frequently in chemicals and other material sciences, energy, medical products and manufacturing processes."
If you cannot provide us with adequate support for these assertions, you should delete them. Also please clarify vague terms such as "innovative industrial technologies," "new market leadership," "competitive edge" and "rapid and sustainable growth." Further note that the summary section should be factual rather than promotional and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs.

Use of Proceeds

7. We note the disclosure in the penultimate paragraph on page 14, that "any amounts not paid as consideration to the sellers of the target business may be used to finance operations of target business or to effect other acquisitions, as determined by our board of directors at that time." Given the terms of the offering (Fair Market Value of the Target Business), that the initial target business must have a market value equal to at least 80% of the company`s assets at the time of such acquisition, it would appear that the company would have a minimal amount of funds and a possible change in control. It is unclear how the company could effect other acquisitions. Please clarify or delete.

8. Please reconcile the amount of miscellaneous expenses of
$8,695.22
with the amount in Part II, Other Expenses of Issuance and Distribution in the amount of $47,695.22.

Proposed Business
Introduction

9. We note the following statements:
* "We believe that as a result of the decline in the United States equity markets over the past several years, many privately held companies have been shut off from the public marketplace."
* "Additionally, we feel that as the economy has slowed, many companies are attempting to divest non-core assets and divisions and valuations of these assets and divisions have decreased significantly."
Supplementally, please provide us with reasonable support for the assertions and summarize the support in your prospectus. If your support comes from third parties, please name them in the prospectus and file as exhibits their consents to being named in the prospectus and to the summary of their reports. If you cannot provide us with support for these assertions, you should delete them.

10. We note that business section appears promotional, rather than factual, and should be revised to remove all promotional statements.
No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. For example we note the statement "[d]ue to these factors, we believe that there are substantial opportunities to effect attractive acquisitions and that, as a public entity possessing broad investment and acquisition expertise, we are well positioned to identify target acquisitions and to effect a business combination to take advantage of these current trends." Please revise the business section to remove all promotional statements.

Facilities

11. Please specify the cost of rent each month for the office space.

Legal Proceedings

12. Please disclose whether there are any pending or contemplated legal proceedings against you or your officers and directors in their capacity as such.

Financial Statements
General

13. Your attention is directed to section 210.3-12 of Regulation
S-X
and the possible need for updated financial statements and related disclosures.

14. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Part II
Other Expenses of Issuance and Distribution

15. Because your miscellaneous expenses account for at least 10% of the offering expenses, please list these miscellaneous expenses with more specificity.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:



* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 942-1824 or Ed Loftus at
(202) 942-2999 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 824-5262, or me at (202) 942-2999 with any other questions.

Sincerely,


      John Reynolds, Assistant Director
      Office of Emerging Growth Companies


cc:	David Alan Miller, Esq.
	Fax: (212) 818-8881
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Millstream II Acquisition Corporation
December 7, 2004
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